SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces November 2010 Traffic Figures

Demand in the domestic and international markets grows by 2.9% and 27.2% over November 2009, respectively.

São Paulo, December 6, 2010 – A GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, recorded an 5.4% year-on-year demand increase on its total route network, led by the 27.2% upturn in international market.

Demand

Demand on the domestic market moved up by 2.9% year-on-year, mainly due to the recovery of the Brazilian economy and the higher number of mid-week holidays in November, as well as GOL's competitive advantages: (i) better positioning among the major Brazilian airports; (ii) consistent regularity and punctuality indices; (iii) the increase in the number of regional destinations (Bauru, Montes Claros, Caruaru and Mossoró); and (iv) a focus on short-haul flights (around 95% of GOL’s flights last for less than three hours).

In comparison with October 2010, demand fell by 8.5% due to the lower number of calendar days (30 in November, versus 31 in October). If we take the daily average, the reduction was only 3.5%, primarily due to: (i) the lower number of promotions in November, favoring increased yield, and; (ii) adjustments to the route network to prepare for expected strong demand in December.

International demand increased by 27.2% over November 2009, fueled by the continuing recovery of the Latin American economy, together with the following factors: (i) the launch of new VARIG routes to the Caribbean (Punta Cana, Barbados and St. Maarten); (ii) the restructuring of the international route network with a focus on profitability (especially in Argentina, Chile and Uruguay); (iii) the reactivation of B767 aircraft for international charter flights; and (iv) the stability of the Brazilian real against the U.S. dollar, favoring tourism in the Southern Cone and the Caribbean. In relation to the previous month, demand increased by 13.3% due to the greater proximity of the school vacations and end-of-year travel.

The Company expects this upward trend in international demand to continue in December with the start-up of operations to Argentina’s main airport (Aeroparque) and the beginning of miles redemption with Delta Airlines through the code-share and mileage program agreement.

Operating Data	November 2010*	Novembro 2009*	% Chg, (YoY)	October 2010*	% Chg, (MoM)
Total System
ASK (mm) (1)	3,814.1	3,433.5	11.1%	3,758.8	1.5%
RPK (mm) (2)	2,591.9	2,458.1	5.4%	2,764.6	-6.2%
Load Factor (3)	68.0%	71.6%	-3.6 p.p.	73.6%	-5.6 p.p.
Domestic Market
ASK (mm) (1)	3,339.9	3,040.5	9.8%	3,362.3	-0.7%
RPK (mm) (2)	2,269.0	2,204.1	2.9%	2,479.8	-8.5%
Load Factor (3)	67.9%	72.5%	-4.6 p.p.	73.8%	-5.8 p.p.
International Market
ASK (mm) (1)	474.1	393.0	20.6%	396.5	19.6%
RPK (mm) (2)	322.9	253.9	27.2%	284.9	13.3%
Load Factor (3)	68.1%	64.6%	+3.5 p.p.	71.9%	-3.7 p.p.

( * ) November 2010 – preliminary figures; November 2009 and October 2010 ANAC figures.

Supply

Supply increased by 11.1 % year-on-year, mainly due to: (i) higher operational productivity (more than 13  block hours per day, versus around 12.5  in November 2009); (ii) fleet standardization through the replacement of B737-300 aircraft with the B737-800 NGs, which have more seats (187, versus 141), and the reactivation of B767 aircraft for international charter flights. This upturn was in line with the Company’s strategy of preparing operations for strong projected demand in December, which is traditionally the busiest month of the year due to the school vacations and the end-of-year festivities.

Load Factor and Yield

As a result, GOL’s total load factor came to 68.0% (3.6 p.p. down year-on-year and 5.6 p.p. less than the month before). Yield was averaging slightly above R$20.00 cents, 6% more than in November 2009 and October 2010. Consequently, RASK (revenue per available seat-kilometer) increased by nearly 6% year-on-year.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

Contact

Investor Relations

Leonardo Pereira –CFO

Rodrigo  Alves – Capital Markets Officer
Raquel Kim – Investor Relations
Mario Liao – Investor Relations

Phone.: (55 11) 2128-4700

E-mail: ri@golnaweb.com.br

Website:www.voegol.com.br/ir

Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br

Twitter: www.twitter.com/GOLcomunicacao

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone.: +1 (212) 704-8196 / 704-4590

E-mail: meaghan.smith@edelman.com

or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 53 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.